[redacted]

SEC Mail Processing Section

MAY 28 2008

Washington, DC
101

SEC 08031978 ...SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46604

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loewen, Ondaatje, McCutcheon USA Limited

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Hazelton Lanes, East Tower, 55 Avenue Road, Suite 2250
(No. and Street)

Toronto (City) Ontario (State) M5R 3L2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bernard Arokium (416) 964.4475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 3300, Commerce Court West, Toronto Ontario M5L 1B2
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

(A wholly owned subsidiary of Loewen, Ondaatje, McCutcheon Limited)

Financial Statements and Supplementary Information (Expressed in U.S. dollars)

Year ended March 31, 2008 (With Independent Auditors' Report thereon)

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Loewen, Ondaatje, McCutcheon USA Limited

We have audited the accompanying statement of financial condition of Loewen, Ondaatje, McCutcheon USA Limited as of March 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loewen, Ondaatje, McCutcheon USA Limited as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
May 27, 2008

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2008

Assets

Cash (note 2)	$	465,698
Securities owned, at fair value		11,580
Securities borrowed		706,185
Due from parent (note 3)		300,522
Prepaid expenses		16,028
	$	1,500,013

Liabilities and Stockholder's Equity

Liabilities:		
Due to clients	$	706,185
Income taxes payable (note 6)		25,503
Accrued liabilities		28,301
		759,989
Stockholder's equity:		
Capital stock (note 4)		600,000
Retained earnings		140,024
		740,024
	$	1,500,013

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Income
(Expressed in U.S. dollars)

Year ended March 31, 2008

Revenue:	
Commissions	$ 275,798
Interest	14,900
Unrealized gain from securities owned	2,766
Foreign exchange gain	62,250
Other revenue	35,000
	390,714
Expenses:	
Commissions	137,899
Professional fees	36,448
Regulatory fees	21,522
Variable sales cost	29,105
Operating, general and administration	3,224
Trading costs	6,587
	234,785
Income before income taxes	155,929
Income tax recovery (note 6)	21,800
Net income	$ 177,729

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2008

Capital stock (note 4):	
Balance, beginning and end of year	$ 600,000
Retained earnings:	
Deficit, beginning of year	(37,705)
Net income	177,729
Retained earnings, end of year	140,024
Total stockholder's equity	$ 740,024

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2008

Cash flows from (used in) operating activities:	
Net income	$ 177,729
Change in non-cash operating items:	
Increase in securities borrowed	(706,185)
Increase in securities owned	(2,766)
Due to clients	706,185
Increase in prepaid expenses	(6,171)
Due from parent	(178,710)
Increase in accrued liabilities	4,301
Decrease in income taxes payable	(6,406)
Decrease in cash	(12,023)
Cash, beginning of year	477,721
Cash, end of year	$ 465,698
Supplemental cash flow information:	
Income taxes received	$ 14,547

See accompanying notes to financial statements.

Loewen, Ondaatje, McCutcheon USA Limited (the "Company") was incorporated under the Ontario Business Corporations Act on September 16, 1993. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers through, its parent, Loewen, Ondaatje, McCutcheon Limited ("LOM"). Through LOM, the Company has a Clearing Agreement with NBCN Inc. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. Continuing operations of the Company are dependent on LOM's ability to attract and retain clients on behalf of the Company.

The Company is a wholly owned subsidiary of LOM, a Canadian-owned and regulated investment dealer. LOM is a member of the Investment Dealers Association of Canada and all major Canadian stock exchanges. The Company's head office is located in Toronto, Ontario, Canada.

1. Significant accounting policies:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Securities owned are valued at closing market price and consist of 300 shares of NASDAQ Stock Market Inc. Interest income is recorded on an accrual basis.

1. Significant accounting policies (continued):

(b) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities approximate the carrying amounts due to their short-term nature or imminent maturity.

(c) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in the statement of income.

(d) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

(e) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(Expressed in U.S. dollars)

2. Deposit segregated pursuant to federal and other regulations:

A cash amount of $67,609 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and is included in cash.

3. Related party transactions:

Under an operating agreement dated April 1, 1994, the Company has entered into an arrangement with its parent, LOM, whereby the parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

The intercompany balance due from the parent of $300,522 is payable on demand and is non-interest bearing.

4. Capital stock:

Authorized:	
Unlimited common shares	
Issued and outstanding:	
842,322 common shares	$ 600,000

5. Regulatory net capital requirement:

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items pursuant to SEC Rule 15c3-3. At March 31, 2008, the Company had net capital of $403,028, which is $153,028 in excess of the required minimum net capital of $250,000.

(Expressed in U.S. dollars)

6. Income taxes:

The Company files its own federal and provincial tax returns. For Canadian tax purposes, the Company files stand-alone tax return.

The income taxes payable consist of current tax payable of $25,503.

The current income tax recovery of $21,800, as included in the statement of operations, is determined in accordance with Financial Accounting Standards Board ("FASB") Statement No. 109, Accounting for Income Taxes.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. FIN 48 applies to all tax positions accounted for in accordance with FASB Statement No. 109. FIN 48 is effective for the Company commencing the year ended March 31, 2008. The Company has assessed the impact of FIN 48 and determined there is no material impact on its financial condition or results of operations.

A reconciliation of the differences between the expected income tax expense for income computed at the Canadian statutory income tax rate and the Company's income tax recovery is shown in the following table:

Expected income tax expense at Canadian federal and provincial tax rates	$ 42,054
Foreign exchange and other	(63,854)
Income tax recovery	$ (21,800)

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
(Expressed in U.S. dollars)

March 31, 2008

Total stockholder's equity from statement of financial condition	$ 740,024
Less non-allowable assets:	
Due from parent	300,522
Prepaid expenses	16,028
	316,550
Less deductions and charges:	
Excess fidelity bond deductible	18,709
Haircut on securities owned	1,737
	20,446
Net capital	403,028
Alternative net capital requirement:	
2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3 (or $250,000, if greater)	
Net capital requirement	250,000
Excess net capital	$ 153,028
Net capital in excess of 5% of combined aggregate debit items or $120,000	$ 283,028

The above computation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of March 31, 2008, filed by the Company on Form X-17A-5 on April 23, 2008.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Schedule 2 - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

March 31, 2008

Credit balances in customers' securities account:		
Free credit balances	$	Nil
Reserve computation	$	Nil
Amount of cash held on deposit on "special account for the exclusive benefit of customers"	$	67,609

The above computation does not differ from the computation of reserve requirements under SEC Rule 15c3-3 as of March 31, 2008, filed by the Company on Form X-17A-5.

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Loewen, Ondaatje, McCutcheon USA Limited

In planning and performing our audit of the financial statements of Loewen, Ondaatje, McCutcheon USA Limited (the "Company") as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and capital under 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

May 27, 2008

END